                          Filed by Community Bank System, Inc. pursuant to Rule 425 under the Securities Act of 1933.
                          Subject Company: First Liberty Bank Corp.
                          Commission File No.: 0-13312


                                         For further information please contact:
                        Sanford A. Belden, President and Chief Executive Officer
                                                             Tel: (315) 445-7304
          David G. Wallace, Executive Vice President and Chief Financial Officer
                                                             Tel: (315) 445-7310

FOR IMMEDIATE RELEASE

            COMMUNITY BANK SYSTEM, INC. AND FIRST LIBERTY BANK CORP.
               AGREE TO MERGE IN AN $87 MILLION EXCHANGE OF STOCK

DeWitt, N.Y. and Jermyn, Pa., -- November 29, 2000 -- Community Bank System, Inc. (NYSE: CBU) and First Liberty Bank Corp. (NASDAQ-OTC: FLIB) jointly announce that they have signed a definitive agreement for CBU to acquire all the stock of FLIB and to merge First Liberty Bank and Trust, FLIB's principal subsidiary, into Community Bank, N.A., CBU's banking subsidiary. First Liberty will continue to operate under its present name in Pennsylvania as a division of Community Bank.

CBU is a registered bank holding company with $1.9 billion in assets, based in the Syracuse suburb of DeWitt, New York, and FLIB is a $647 million asset bank holding company headquartered in Jermyn, Pennsylvania. Pursuant to the definitive agreement, each share of FLIB will be exchanged on a tax-free basis for 0.56 shares of registered common stock of CBU. At CBU's closing price on November 28 of $24.30, the shares of CBU to be received by FLIB shareholders would have a value of $86.7 million, or $13.61 per share, representing a price to book value of 144% and a price/trailing earnings ratio of 17.7 times. Based on CBU's current annualized quarterly dividend, FLIB shareholders would realize a 37% increase in cash dividends per share. CBU will issue approximately 3,566,000 shares in the transaction, which will be recorded under the pooling method of accounting.

Pending approval by shareholders of both FLIB and CBU, and after regulatory review and the satisfaction of other contingencies, the transaction is expected to close in the second quarter of 2001. At that time, Saul Kaplan, Peter

A. Sabia and Harold S. Kaplan, FLIB's three largest shareholders, will become members of the CBU Board of Directors. William M. Davis will remain as CEO of the Pennsylvania division of Community Bank, N.A. FLIB has agreed not to solicit or pursue other transactions, and the parties have executed an agreement providing CBU with an option to acquire 19.9 percent of FLIB under certain conditions.

MERGER CONSIDERATIONS:

Sanford A. Belden, President and Chief Executive Officer of CBU, stated, "We are delighted that our first strategic partnership outside of New York State is with such a solid, well-established community bank as First Liberty Bank and Trust.

- First Liberty has the second largest deposit market share, at 17 percent, in Lackawanna County, where 11 of its 13 branches are located, bringing additional core deposit funding capacity to our Company.

-   FLIB's asset quality is superb, with a nonperforming assets (NPA) ratio of
    0.28 percent, a loan loss reserves/NPA ratio of 300 percent, and a year-to-date ratio of net charge offs/average loans of 0.08 percent.

- FLIB's ample capital position will significantly add to CBU's strength, resulting in pro-forma increases to its tangible equity/assets ratio (up 20 percent to 4.61 percent), Tier I leverage ratio (up 4 percent to 6.09 percent), and tangible book value per share (up 13 percent to $11.52).

- FLIB's commercial lending expertise, which has capitalized on the expanding opportunities in the greater Scranton and Wilkes-Barre markets, is expected to be of continuing benefit to our combined operations.

- Distribution of CBU's broader range of financial services is expected to be particularly successful in First Liberty's market place, which is characterized by a higher average household income and rate of growth than its New York State markets.

- FLIB's directors and officers hold over 36 percent of the shares outstanding, leading to increased insider ownership for the combined company."

PROFORMA EARNINGS IMPACT:

Mr. Belden went on to say, "We expect the transaction to be accretive to earnings per share by the end of the first operating year.

- Plans are in place to improve efficiency by approximately 23 percent by focusing First Liberty's resources on the delivery of face-to-face customer services though its branch system, commercial lending officers, and trust personnel.

- Representatives of Community Investment Services, Inc. (CBU's broker-dealer) will be positioned in selected First Liberty branches, and a marketing strategy for the sale of CBU's employee benefit trust services (Benefit Plans Administrative Services) and investment management services (Elias Asset Management) will be implemented. Pro forma combined assets under management of the two companies are $1.6 billion.

- First Liberty's investment portfolio will be restructured at the outset and its asset/liability management position aligned over time with CBU's practices.

- Approximately $10.0 million in one-time pretax charges are anticipated, including transaction and other costs."

BENEFITS TO FIRST LIBERTY BANK STAKEHOLDERS:

William M. Davis, President of FLIB stated, "Our stockholders, customers, employees and the communities we serve all stand to benefit from this combination of two strong banking companies.

- Stockholders will benefit from the value and liquidity of being owners of a New York Stock Exchange-listed company.

- Customers will have access to a more extensive set of banking services, including Internet banking and comprehensive cash management.

- Customers will also be able to utilize the enhanced financial services of benefit plan administration, investment management and insurance which the merged company will bring to our market place.

- We will continue to leverage our strong local brand by utilizing the First Liberty name with the same familiar staff under the leadership of current executives in a decentralized, localized style.

- Employees will have access to a much broader range of banking positions and opportunities through Community Bank's network of branches, financial service offices and operations/administration centers.

- Eight of our current sixteen members of the Board of Directors will serve as members of a Pennsylvania Advisory Board, maintaining the benefit of their continued leadership and experience, while three will join the CBU Board."

Mr. Davis concluded, "And of personal satisfaction to me, Community Bank shares our deep commitment to be involved in and serve the evolving needs of the communities where we live and do business."

CONFERENCE CALL SCHEDULED:

A conference call will be held with Company management at 10:00 a.m. (EST) on Thursday, November 30, to discuss the above transaction at 1-877-917-6902 (password "Sanford Belden"). An audio recording of the call will be available one hour after the call until the close of business on December 10th, and may be accessed at 1-888-568-0677. An investor presentation of the proposed merger is accessible in the "What's New" section of the "Investor Services" module of the Company's web site, www.communitybankna.com, and will serve as the outline of the conference call. In addition, both the call and the presentation will be simultaneously broadcast over the Internet by Vcall. Investors may access both the audio and visual portions of this presentation at http://www.vcall.com/nasapp/vcall/eventpage?id=56148.

First Liberty Bank Corp. (NASDAQ-OTC: FLIB) is a registered bank holding company based in Jermyn, Pennsylvania with $647 million in assets as of September 30, 2000. With predecessor banks dating back to the early 1900s, the holding company was organized in 1984 as The First Jermyn Corp. It completed the acquisition of the $271 million asset Upper Valley Bancorp. Inc. in 1998, and concurrently adopted its present name. In July 2000, the Bank acquired three offices of Mellon Bank, N.A. with approximately $39 million in deposits. It presently operates thirteen branch offices in Lackawanna (11) and Luzerne (2) counties in Northeastern

Pennsylvania and has 16 ATMs. In addition to a full range of banking products, it offers personal trust and employee benefit trust services with approximately $300 million in assets under management.

Community Bank System, Inc. (CBSI) is a registered bank holding company based in DeWitt, New York. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the fifth largest commercial banking franchise headquartered in Upstate New York, having 67 customer facilities and 50 ATMs stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie. Other subsidiaries within the CBSI family are Elias Asset Management, Inc., an investment management firm with $700 million under management, based in Williamsville, New York; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, New York, serving sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker-dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Jamestown and Lockport, New York; and Community Financial Services, Inc. (CFSI), an insurance agency based in Olean, New York, specializing in long-term health care and other selected products.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from CBU's expectations: the satisfaction of contingencies for closing the merger, including regulatory and shareholder approval; the successful integration of operations of the pending Citizens National Bank of Malone ($115 million in assets) and Community Bank merger as well as the subsequent consolidation with First Liberty Bank & Trust; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU does not assume any duty to update forward-looking statements.

Shareholders of CBU, FLIB, and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that CBU will file with the SEC in connection with the merger. It will contain important information about CBU, FLIB, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge on the SEC's web site (www.sec.gov). The proxy statement/prospectus and such other documents may also be obtained from CBU or from FLIB by directing such requests to Community Bank System, Inc., Attention:
Ms. Kelly A. Walsh, 5790 Widewaters Parkway, DeWitt, New York 13214, tel: (315) 445-7312 or e-mail at kelly.walsh@communitybankna.com; or to First Liberty Bank and Trust, Attention: William M. Davis, 645 Washington Avenue, Jermyn, Pennsylvania 18433, tel: (570) 876-6518.

                                      # # #